Filed by Anadarko Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Union Pacific Resources Group Inc.
                                                    Commission File No.  1-13916


                                                      [R. J. Allison Letterhead]


Monsieur Abdelhak Bouhafs
President Directeur General
Sonatrach

Dear Monsieur Bouhafs,

      Today, Anadarko is announcing one of the most significant and exciting developments in our history; one which will have positive impact on our future, and one which I believe will be very positive for all the shareholders of Anadarko. I want to inform you directly of this exciting development, and what it means for all of Anadarko's shareholders.

      Yesterday, Anadarko entered a definitive agreement to acquire Union Pacific Resources Corporation (UPR) in a merger transaction. This agreement was approved by the Boards of Directors of Anadarko and UPR. The merger is subject to regulatory approval, and the approval by the shareholders of both companies. As a shareholder, Sonatrach will soon be provided with a proxy statement and a chance to vote at the shareholder meeting to approve the issuance of shares in the merger.

      Like Anadarko, UPR is one of the largest independent oil and gas companies in the industry. The combined company, to be called Anadarko Petroleum Corporation and headquartered in Houston, will be one of the largest independent producers of oil and gas, and most active drillers, in the United States. I will continue to be the Chairman and CEO of the combined companies. In combining the two companies, we are creating an organization with the skills, the assets, and the financial resources to deliver excellent operational and financial performance. The attached written announcement of this merger outlines some of the benefits we expect to realize from this combination.

      In acquiring UPR, Anadarko proposes to issue approximately 115 million new shares of Anadarko common stock to the current shareholders of UPR. Following the issuance of those shares, Anadarko's current shareholders will hold about 53% of the combined company, while UPR's current shareholders will hold about 47%. When the merger is completed, Sonatrach, as the record owner of approximately 12.161 million shares, will own approximately 5% of the Anadarko's outstanding shares. Let me assure you that I continue to consider Sonatrach to be a significant and important shareholder, and partner, of Anadarko.

      Mr. Bouhafs, my preference would be to tell you of this exciting development personally. I hope you can understand that my schedule is very committed over the next weeks here in the United States. Consequently, I have asked Mr. Pease to contact your office to arrange a suitable appointment to meet with you on my behalf. I believe Mr. Pease can address any questions you may have and receive any comment you may offer. I will look forward to seeing you in person very soon.

      This is an exciting time for Anadarko. As always, I appreciate the investment, the confidence, and the support of all of Anadarko's shareholders.

All stockholders should read the proxy statement/prospectus concerning the merger that will be filed with the SEC and mailed to stockholders. The proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger. You will be able to obtain the proxy statement/prospectus, as well as other filings containing information about Anadarko Petroleum Corporation and Union Pacific Resources Group Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from the Corporate Secretary of the appropriate company. Information regarding the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is contained in Anadarko Petroleum Corporation's filing of its press release with the SEC under Rule 425 on April 3, 2000.